Holcim
APASCO

Holcim Apasco, S.A. de C.V.

Campos Elíseos 345 Piso 15
Chapultepec Polanco 11560
México, D.F.

Tel.: 5724.0000 Fax: 5724.0286
www.holcimapasco.com.mx

Holcim Apasco, S.A. de C.V.

SEC File Number: 082-03103

February 16, 2004

SUBJECT: BOARD OF DIRECTORS' OPINION OF HOLCIM APASCO, S.A. DE C.V. REGARDING THE TENDER OFFER TO BUY SHARES AND THE OFFERED PRICE.

"Regarding the Tender Offer to Buy Shares of the capital stock of the Mexican company Holcim Apasco, S.A. de C.V. started on the 13th day of February by Holcim Investments (Spain) S.L., subsidiary of Holcim Ltd., the Board of Directors of Holcim Apasco, S.A. de C.V. held in the same date a Meeting in order to analyze the general conditions of the tender offer to buy shares, as well as the price offered in the same. In such Meeting, saving his vote one of the Directors, the Board of Directors resolved to give its favorable opinion on such Tender Offer and the offered price, considering that the interests of the minority shareholders are protected, it complies with the parameters provided in the applicable legal provisions, the corresponding authorization has been previously granted by the National Banking and Securities Commission (CNBV), and the price offered in the Tender Offer is reasonable and it is justified, after knowing the unanimous opinion of the Audit Committee and the opinion rendered by Santander Central Hispano Investment, S.A. as independent expert".

dlw 2/25

We understand that Holcim Investments (Spain), S.L. is making the Tender Offer in Mexico only, regardless of the nationality or legal residence of the shareholders.

The securities described in this notice have been registered with the Securities Section of the National Registry of Securities maintained by the CNBV, and cannot be offered or sold outside Mexico unless permitted by the applicable laws of other countries.